
June 16, 2017

<u>Via E-mail</u>
Charles J. Urstadt
Chairman
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, CT 06830

        Re: Urstadt Biddle Properties Inc.
                 Registration Statement on Form S-3
                 Filed June 9, 2017
                 File No. 333-218635

Dear Mr. Urstadt:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3758 with any questions.

                       Sincerely,

                       /s/ Sandra B. Hunter

                       Sandra B. Hunter
                       Staff Attorney
                       Office of Real Estate and
                       Commodities

cc: Carol Stubblefield
       Baker & McKenzie LLP
       Via E-mail